pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Engagement of INFOR Financial to Provide Independent Fairness Opinion to the Special Committee

Vancouver BC,  May 8, 2026:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") today announced that INFOR Financial Inc. ("INFOR Financial") has been engaged to provide an Independent Fairness Opinion to the special committee (the "Special Committee") of the board of directors (the "Board") of Pacific Booker in connection with the unsolicited all-share takeover bid (the "Hostile Bid") by American Eagle Gold Corp. ("American Eagle").

As previously announced, on April 14, 2026, American Eagle commenced the Hostile Bid, pursuant to which American Eagle is offering to acquire all of the issued and outstanding common shares ("Common Shares") of Pacific Booker. On April 27, 2026, the Board established the Special Committee, comprised of independent directors Jonathan McCullough and Gregory Anderson, to, among other things, review and consider the Hostile Bid. On April 29, 2026, following careful consideration and receipt of the unanimous recommendation of the Special Committee, and after consultation with its financial and legal advisors, the Company filed a directors' circular in which the Board recommended that shareholders of Pacific Booker (the "Shareholders") do not tender their Common Shares to the Hostile Bid.

INFOR Financial is a Toronto-based independent advisory investment bank which has been retained to deliver an Independent Fairness Opinion to the Special Committee regarding the adequacy of the consideration offered to the Shareholders under the Hostile Bid. INFOR Financial's compensation will be a fixed fee that is not contingent on the conclusions reached in its opinion or on the outcome of the Hostile Bid or any alternative transaction.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information

John Plourde, CEO, President and Director

(604) 681-8556.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding the delivery of an opinion to the Special Committee. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.